UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Glowpoint, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

379887508

Cusip Number

Norman H. Pessin
Sandra F. Pessin
500 Fifth Avenue, Suite 2240
New York, NY  10110
212-808-4333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379887508
Schedule 13D/A

1	NAMES OF REPORTING PERSONS
Norman H. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,004

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
402,004

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,004

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1) 7.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 379887508
Schedule 13D/A

1	NAMES OF REPORTING PERSONS
Sandra F. Pessin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
250,453

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
250,453

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1) 4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.  379887508
Schedule 13D/A

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock" or the “Shares”) of Precision Optics Corporation, Inc. (the "Issuer"), whose principal executive offices are located at 22 East Broadway, Gardner, Massachusetts 01440

Item 2.	Identity and Background

This Schedule 13D is being filed by and for Norman H. Pessin and Sandra F. Pessin (each a “Reporting Person”).  Certain information with respect to each Reporting Person is set forth below:

Name and Address:	1)	Norman H. Pessin
		500 Fifth Ave, Suite 2240
		New York, NY 10110
	2)	Sandra F. Pessin
		500 Fifth Ave, Suite 2240
		New York, NY 10110

Principal Occupation:	1)	Investor
	2)	Housewife

Criminal Convictions:	1)	None
	2)	None

Civil Proceedings:	1)	None
	2)	None

Citizenship:	1)	United States
	2)	United States

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 402,004 shares of Common Stock owned by Norman H. Pessin is approximately $2,001,979.92, including brokerage commissions.  The shares of Common Stock owned by Norman H. Pessin were acquired with personal funds.  The aggregate purchase price of the 250,453 shares of Common Stock owned by Sandra F. Pessin is approximately $1,247,255.94, including brokerage commissions.

Item 4.	Purpose of Transaction

The Reporting Persons originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 379887508
Schedule 13D/A

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Norman H. Pessin owns 402,004 shares of Common Stock of the Issuer, constituting 7.9% of the outstanding shares thereof.  Sandra F. Pessin owns 250,453 shares of Common Stock of the Issuer, constituting 4.9% of the outstanding shares thereof.

Norman Pessin has sole voting and dispositive power with respect to the shares of Common Stock he owns directly.  Sandra F. Pessin has sole voting and dispositive power with respect to the shares of Common Stock she owns directly.

Schedule A attached hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in private placement.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No. 379887508
Schedule 13D/A

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

September 20, 2019

Schedule A

Transactions in the Securities of the Issuer During the Past 60 Days

Shares of Common Stock Sold	Price Per Share ($)	Date of Sale

Sandra F. Pessin

50,920.96		09/20/19